328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	September 23, 2009
For Immediate Release	NR#09-23

MAG SILVER DISCOVERS HIGH GRADE MOLYBDENUM

WITH GOLD AT CINCO DE MAYO

0.307% molybdenum (Mo) over 75 metres, including

0.637% molybdenum with 0.140 ppm gold over 34.5 metres

Vancouver, B.C -- MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) is pleased to announce assay and geological results from ongoing exploration drilling on its 100% owned Cinco de Mayo property in northern Chihuahua State, Mexico.  The most significant result from this ongoing program is the discovery of a high grade Molybdenum (Mo) (gold) zone at Pozo Seco located 4.0 kilometres southwest of the Jose Manto Discovery (see Tables 1.0 and 2.0).

Hole 130, reported 75 metres (beginning near surface) averaging 0.307% molybdenum (Mo), including 34.5 metres averaging 0.637% Mo with 0.140 ppm gold, and also including 4.65 metres that runs 1.64% Mo with 0.467 ppm gold.

A second hole, 83, cut a 56.8 metre section (beginning near surface) running 0.19% molybdenum with 0.11 ppm gold, including a 17.4 metre section within the lower part of the zone that runs 0.47% molybdenum with 0.20 ppm gold.  The base of this zone also includes a 2.3 metre section carrying 4% Zinc (see attached diagram).

Table 1.0  Highlights from Pozo Seco Moly (gold) Zone

Hole Number	From metres	To metres	Width metres	Molybdenum %	Gold ppm	Zinc %
CM09-130	6.10	81.30	75.20	0.307	0.07	0.08
including	46.77	81.3	34.53	0.637	0.141	0.18
including	68.8	73.45	4.65	1.64	0.467	0.94
CM08-083	22.63	79.45	56.82	0.19	0.11	0.28
including	55.91	73.33	17.42	0.47	0.20	0.73
including	70.70	73.33	2.63	0.58	0.15	4.08
CM09-123	21.08	44.17	23.09	0.02	0.33	0.10
including	28.93	30.48	1.55	0.03	1.09	0.14

“The Pozo Seco moly-gold zone intersections are significant in that they not only report high grade Mo (Au) over appreciable widths…creating potential as a stand-alone high-grade molybdenum target, but they are remarkably similar to mineralization that flanks the central parts of San Martin-Sabinas, Zacatecas, the largest skarn-replacement deposit known in Mexico”, said Dan MacInnis, MAG Silver President.  "The Cinco de Mayo system continues to demonstrate its extent and strength as a very high percentage of the recent holes, drilled in the 7.5 by 16 kilometre area south and west of the Jose Manto, have encountered new silver, gold and molybdenum mineralization. The Pozo Seco moly-gold results may be a strong indicator that a causitive intrusive center is located nearby. The data are being compiled into a state-of-the-art database which indicates we have numerous additional geophysical targets to test and we look forward to continued significant advances in our understanding of this very large, complex, and poorly exposed system.”

Result details, Cinco de Mayo Project

Recent drilling has focused on testing a series of geophysical anomalies revealed by a new district-scale airborne survey designed to locate the centre of what is emerging as a large scale Carbonate Replacement Deposit (CRD).  Three of these anomalies, Pozo Seco, Sierra Ruso and La Gloria have proven to be associated with significant mineralization and alteration, with Holes 83 and 130 at Pozo Seco showing high-grade molybdenum-gold mineralization similar to that seen flanking the central parts of several of Mexico’s largest Silver-Lead-Zinc-Copper-Gold CRD systems.

Pozo Seco lies above a strong 2 by 3 kilometres positive magnetic anomaly lying 4 kilometres southwest of the Jose Manto. To date five vertical holes have been drilled on 250 metre centres and all have encountered molybdenum-gold mineralization, starting at or near the surface, in a broad, gently east-dipping, pervasively silicified structural breccia.

Additional holes (91, 123, and 129), drilled as 250 metre offsets to the east and southeast of Hole 83, encountered the same breccia and confirm continuity of the moly-gold mineralization within the breccia. Hole 123, drilled 250 metres southwest of Hole 83 cut 23 metres (21.08-44.17 metres down-hole) reporting 0.33 ppm gold, including 1.55 metres grading 1.09 g/t gold. The airborne electromagnetic VTEM system indicates increasing conductivity coincident and on-trend with the mineralization moving towards the southeast (Figure 01).

Sierra Ruso: Hole 127, drilled on a covered magnetic anomaly, 5.8 kilomtres to the SSE of Pozo Seco along the same mineralized structural trend, cut a pervasively silicified and locally mineralized breccia more than 20 metres wide with a 4.55 metre wide zone that reports 186 g/t (5.4 opt) silver, including a 1.5 metre zone carrying 496 g/t (14.5 opt) silver.  This breccia is the focus of on-going drilling.  Very well-developed gold-bearing jasperoids crop out sporadically between Sierra Ruso and Pozo Seco, indicating that mineralization may be laterally coherent along the fault zone that appears to link these two discovery zones.

The La Gloria area lies 3.5 kilometres southeast of the Jose Manto above a strong, “L”-shaped  magnetic low of similar magnitude to the elongate magnetic low flanking the Jose Manto.  Twelve holes have been drilled in this completely featureless area, with most cutting strong hornfels, tungsten-bearing skarn and thin felsite dikes.  Ten of the holes report more than 0.25 ppm gold.   Hole 114 cut multiple mineralized horizons ranging from 0.33 to 2.3 metres in thickness that reported 0.1 to 1.67 g/t gold, 75.7 g/t (2.2 opt silver), 1.3 to 7.6% lead, and 0.15 to 0.7% zinc.  Holes 116, 122, and 124 also report significantly anomalous values in skarn associated with felsic intrusions.

Nineteen additional holes have been drilled around the Jose Manto, and along its projections, seeking extensions and feeders to this zone.  Of these, all but one hit significantly anomalous mineralization and several have hit mineralization comparable in grade but not thickness to previous drilling in this area.  Hole 79, hit  2.59 metres carrying 0.1 g/t gold, 163 g/t (4.8 opt silver, 2.49% lead, and 2.72% zinc including 0.18 metres with 0.45 g/t gold, 1,835 g/t (53.5 opt silver), 20.1% lead, and 6.29% zinc.

Twelve other geophysical anomalies and geological targets throughout the range have been tested with one or more holes, with four holes (88, 96, 97 and 110) yielding significant anomalies.

Diagrams can also be found on the website www.magsilver.com.

About Cinco de Mayo

Cinco de Mayo is a 15,000 hectare property straddling the same regionally-mappable structure that contains the largest Carbonate Replacement Deposits (CRDs) in Chihuahua. Exposures are very limited, so exploration is guided by MAG’s CRD exploration model, airborne magnetic and VTEM and ZTEM surveys, surface mapping of the sparse outcrops, and drilling.  Results to date indicate the presence of a deep 2 by 3 kilometre intrusive center with high-level intrusive offshoots lying beneath a high limestone ridge, flanked by a series of prominent linear magnetic lows that coincide with NW-SE structural zones created during pre-mineral regional thrust faulting.  The Jose Manto and Pozo Seco trends have poor to no outcrop, but have yielded the best results.  At least three other trends, some marked by pervasive silicification (jasperoid) locally carrying strongly anomalous (> 200 ppb) gold values, remain to be tested.

Overall, drilling has encountered strong CRD-skarn style mineralization and alteration throughout an area roughly 8 by 16 kilometres, with very few drillholes completely lacking mineralization.  The ability to test the system with such large drilling step outs is testimony to the widespread development and potential size of this carbonate replacement (CRD) system.  Recent drilling has focused on locating the central (proximal) intrusive source for the system, to which outer (distal) styles of mineralization should be zonally related.  Strong molybdenum mineralization in silicified breccias above the large regional positive magnetic anomaly is comparable to what is seen in the proximal parts of several major Mexican and US CRD systems and is consistent with what MAG’s CRD exploration model predicts.  Development of increasingly distal mineralization styles in structural corridors leading outwards from this centre is also consistent with the model.  Despite these significant advances in the understanding of this system, this must still be considered an early-stage project.

Cinco de Mayo is held 100% by MAG and is one of six other district scale projects operated by MAG.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-A under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

Table 2  Drill Intercepts by Area

Hole ID:	Location	From:	To:	Interval	Au	Ag	Ag	Pb	Zn	Mo	W
		m	m	m	ppm	ppm	opt	%	%	%	%
CM08-083	Pozo Seco	22.63	79.45	56.82	0.11	0.4		0.01	0.28	0.19
		including
CM08-083	Pozo Seco	55.91	73.33	17.42	0.20	0.3		0.03	0.73	0.47
		including
CM08-083	Pozo Seco	70.70	73.33	2.63	0.15	0.3		0.14	4.08	0.58
CM09-091	Pozo Seco	222.50	223.30	0.80	0.00	0.3		0.00	0.00	0.19
CM09-123	Pozo Seco	19.79	63.44	43.65	0.19	1.4		0.04	0.07	0.02
CM09-123	Pozo Seco	21.08	44.17	23.09	0.33	2.1		0.06	0.10	0.02
CM09-123	Pozo Seco	28.93	30.48	1.55	1.09	3.0		0.36	0.14	0.03
CM09-129	Pozo Seco	34.91	42.76	7.85	0.04	0.4		0.00	0.03	0.103
CM09-130	Pozo Seco	6.10	81.30	75.20	0.07	0.5		61	0.08	0.307
		including
CM09-130	Pozo Seco	46.77	81.3	34.53	0.141	0.7		117	0.18	0.637
		including
CM09-130	Pozo Seco	68.8	73.45	4.65	0.467	3		642	0.94	1.64
CM09-087	Pozo Seco South	104.55	108.55	4.00	0.68	3.5		0.00	0.00
CM09-087	Pozo Seco South	115.50	118.15	2.65	0.92	3.4		0.11	0.01	0.16
CM09-087	Pozo Seco South	132.50	136.90	4.40	0.85	3.1		0.00	0.00
CM09-125	West Sierra Ruso	No Significant Intercepts
CM09-126	West Sierra Ruso	No Significant Intercepts
CM09-127	East Sierra Ruso	441.96	446.51	4.55	0.01	186.1		0.03	0.32
CM09-127	East Sierra Ruso	441.96	443.46	1.50	0.03	496.0		0.04	0.74
CM09-128	East Sierra Ruso	262.74	263.41	0.67	0.00	24.7		0.01	0.05
CM09-104	La Gloria	351.38	354.49	3.11	0.65	111.8	3.3	2.27	1.38
CM09-104	La Gloria	619.89	620.15	0.26	0.59	68.3	2.0	0.86	0.74
CM09-111	La Gloria	No Significant Intercepts
CM09-114	La Gloria	81.37	82.85	1.48	0.17	120.1	3.5	2.84	0.15
		including
CM09-114	La Gloria	81.37	81.85	0.48	0.24	231.0	6.7	7.63	0.20
CM09-114	La Gloria	263.45	263.78	0.33	1.67	186.0	5.4	3.76	0.63
CM09-115	La Gloria	285.95	286.15	0.20	0.50	11.2		0.04	0.01
CM09-116	La Gloria	222.50	222.73	0.23	0.16	146.0	4.3	0.13	0.08
CM09-116	La Gloria	326.14	334.18	8.04	0.36	9.5		0.05	0.02
CM09-116	La Gloria	329.18	330.85	1.67	0.38	6.8		0.04	0.02		0.14
CM09-117	La Gloria	No Significant Intercepts

HoleID:	Location	From:	To:	Interval	Au	Ag	Ag	Pb	Zn	Mo	W
		m	m	m	ppm	ppm	opt	%	%	%	%
CM09-118	La Gloria	424.00	424.61	0.61	0.43	3.6		0.03	0.49
CM09-119	La Gloria	110.25	111.05	0.80	0.46	16.7		1.75	0.21
CM09-120	La Gloria	380.18	380.38	0.20	0.26	1.3		0.01	0.00
CM09-121	La Gloria	123.52	124.52	1.00	0.59	7.0		0.28	0.03
CM09-122	La Gloria	427.75	429.50	1.75	0.25	135.0		4.10	4.45
CM09-124	La Gloria	250.95	251.20	0.25	0.01	120.0		4.96	5.69
CM09-124	La Gloria	457.70	458.10	0.40	0.69	31.4		0.11	0.18
CM09-095	Jose Manto NW	296.95	297.20	0.25	0.09	52.6	1.5	0.63	5.67
CM09-095	Jose Manto NW	300.05	301.15	1.10	0.15	25.5	0.7	1.28	5.10
CM09-095	Jose Manto NW	336.08	336.71	0.63	0.17	121.0	3.5	6.13	7.03
CM09-101	Jose Manto NW	454.58	454.84	0.26	0.17	79.7	2.3	1.32	24.80
CM09-102	Jose Manto NW	575.84	576.07	0.23	0.10	32.8	1.0	0.41	10.15
CM09-107	Jose Manto NE	259.78	260.64	0.86	0.05	18.1		0.63	4.36
CM08-079	Jose Manto N	465.40	467.99	2.59	0.10	163.5	4.8	2.49	2.72
CM08-079	Jose Manto N	465.40	465.58	0.18	0.45	1835.0	53.5	20.10	6.29
CM08-079	Jose Manto N	488.77	489.00	0.23	0.30	455.0	13.3	8.65	16.25
CM08-081	Jose Manto N	539.66	540.02	0.36	1.60	106.0	3.1	1.28	0.54
CM08-081	Jose Manto N	768.47	768.70	0.23	2.15	52.5	1.5	0.37	0.04
CM08-084	Jose Manto	484.87	497.24	12.37	0.03	125.8	3.7	2.30	4.95
		including
CM08-084	Jose Manto	484.87	487.59	2.72	0.02	462.7	13.5	10.06	13.62
		including
CM08-084	Jose Manto	485.66	486.41	0.75	0.03	980.0	28.6	20.00	8.79
CM08-084	Jose Manto	496.59	497.24	0.65	0.51	331.0	9.7	0.35	15.85		0.19
CM08-085	Jose Manto	476.60	477.95	1.35	0.03	264.1	7.7	5.52	0.99
CM08-085	Jose Manto	594.13	595.00	0.87	0.10	632.0	18.4	12.95	12.20
CM09-086	Jose Manto	620.24	620.69	0.45	0.92	410.0	12.0	2.61	0.99
CM09-086	Jose Manto	715.84	716.28	0.44	0.97	280.0	8.2	2.40	2.05
CM09-092	Jose Manto	No Significant Intercepts
CM09-098	Jose Manto	407.30	407.86	0.56	0.07	750.0	21.9	19.40	10.80
CM09-098	Jose Manto	412.47	412.72	0.25	0.02	447.0	13.0	11.35	6.36
CM09-098	Jose Manto	413.62	413.82	0.20	0.11	547.0	15.9	11.35	15.15
CM09-098	Jose Manto	455.00	456.45	1.45	0.12	303.7	8.9	6.38	9.38
CM09-098	Jose Manto	455.00	455.70	0.70	0.13	448.0	13.1	9.83	5.87
CM09-098	Jose Manto	455.70	456.45	0.75	0.11	169.0	4.9	3.16	12.65

HoleID:	Location	From:	To:	Interval	Au	Ag	Ag	Pb	Zn	Mo	W
		m	m	m	ppm	ppm	opt	%	%	%	%
CM09-103	Jose Manto	424.68	424.98	0.30	0.15	640.0	18.7	13.75	8.54
CM09-103	Jose Manto	483.91	484.70	0.79	0.02	400.6	11.7	6.28	11.77
CM09-103	Jose Manto	493.31	499.62	6.31	0.01	15.8		0.26	4.25
		including
CM09-103	Jose Manto	494.81	495.19	0.38	0.01	27.2		0.17	28.10
CM09-105	Jose Manto	440.93	441.13	0.20	0.03	104.0	3.0	2.83	1.78
CM09-106	Jose Manto	484.55	485.34	0.79	0.10	294.0	8.6	6.13	4.28	0.14
CM09-106	Jose Manto	493.12	493.32	0.20	0.20	296.0	8.6	6.40	1.83
		including
CM09-106	Jose Manto	520.00	520.26	0.26	0.28	304.0	8.9	7.64	5.33

CM09-113	Jose Manto	418.21	419.60	1.39	0.28	79.2	2.3	1.48	2.28
CM09-113	Jose Manto	418.21	418.46	0.25	1.32	374.0	10.9	7.17	10.40
		including
CM09-113	Jose Manto	508.47	508.70	0.23	0.06	424.0	12.4	10.40	0.87
CM09-113	Jose Manto	613.25	613.46	0.21	0.11	760.0	22.2	13.10	7.49
CM09-113	Jose Manto	825.05	825.73	0.68	0.31	31.1	0.9	0.03	7.37		0.17
CM09-113	Jose Manto	828.42	830.91	2.49	0.02	2.8		0.01	1.08		0.18
CM09-113	Jose Manto	880.87	883.69	2.82	0.00	2.1		0.07	2.61		0.27
CM09-108	Jose Manto E	756.59	757.02	0.43	0.31	248.0	7.2	1.99	9.99
CM08-080	Jose Manto SE	499.75	500.00	0.25	0.01	12.8		0.37	4.21
CM08-082	Jose Manto SE	245.58	246.03	0.45	0.06	143.0	4.2	3.72	11.25
CM08-078	Celia	123.70	123.99	0.29	0.02	7.5		0.22	4.23
CM09-088	Abundancia	893.06	894.61	1.55	0.00	210.0	6.1	0.00	0.01
CM09-089	Fluorite Breccia	No Significant Intercepts
CM09-093	South Pass	No Significant Intercepts
CM09-094	South Pass	No Significant Intercepts
CM09-096	N end Sierra Santa Lucia	288.26	289.91	1.65	1.38	4.5		0.00	0.00
CM09-097	South of Cinco Ridge	407.47	408.89	1.42	0.01	109.0	3.2	0.19	0.02
CM09-099	Canyon S Bx	No Significant Intercepts
CM09-100	Canyon SW of Celia	No Significant Intercepts
CM09-110	Range Front - Structure Intersection	72.85	75.35	2.50	0.73	1.2		0.00	0.01
CM09-112	NE Mag Low	No Significant Intercepts

Cinco de Mayo: Project Update

TSX:MAG
NYSE.A:MVG

September 23, 2009

Note: Background image; Reduced to Pole Magnetics

Location Map
United States of America
Cinco de Mayo
Pacific Ocean
Jose Manto
CM09-95
CM09-102
CM09-101
CM08-85
CM08-79
CM08-78
CM08-81
CM09-107
CM08-80
CM09-108
CM09-110
CM08-82
CM09-96
CM09-92
CM08-84
CM09-86
CM09-98
CM09-105
CM09-106
CM09-113
La Gloria
CM09-114
CM09-104
CM09-124
CM09-119
CM09-118
CM09-120
CM09-122
CM09-121
CM09-115
CM09-116
CM09-97
Pozo Seco
(Mo Zone)
CM09-87
CM09-91
CM09-130
CM08-83
CM09-129
CM09-123
Strong electromagnetic conductors, coinciding with molybdenum
Sierra Ruso
CM09-128
CM09-127
CM09-88
Legend
Hole Mentioned in Press Release
Recent Hole Significant Results
Recent Hole No Significant Results
Previously Drilled
0 500 1,000 2,000 3,000 4,000
Meters
TDR
1.279
1.155
1.043
0.957
0.869
0.789
0.707
0.618
0.545
0.460
0.390
0.321
0.255
0.190
0.122
0.052
-0.018
-0.075
-0.141
-0.199
-0.260
-0.319
-0.372
-0.419
-0.472
-0.525
-0.583
-0.636
-0.682
-0.735
-0.788
-0.852
-0.914
-0.968
-1.026
-1.086
-1.152
-1.216
-1.295
-1.378
MAG